Exhibit 99.1

Infinite Reality Acquires the Drone Racing League for $250 Million,
Solidifying Position as Global Leader in Immersive Technology & Experiences

Acquisition of the Drone Racing League, the global, premier, professional sports property that merges the digital with the real, will accelerate Infinite Reality’s valuation to $3.5 billion

Watch the teaser video

New York, NY, Tuesday, April 23, 2024 (GLOBE NEWSWIRE) – In a landmark deal to enhance its immersive platform technology and services, Infinite Reality (“iR” or the “Company”), a leading global provider of cutting-edge virtual, AI-powered immersive experiences, today announced it signed a definitive agreement to acquire the Drone Racing League (“DRL”), the world’s most futuristic sports property. The $250 million acquisition bolsters iR’s capabilities and IP, and boosts its valuation to $3.5 billion. Recognized for accelerating professional drone racing into the mainstream through high tech robotics, AI, visually spectacular content and hybrid competition, DRL marks iR’s latest acquisition as the Company expands its extensive portfolio, which includes spatial web design pioneer, Ethereal Engine, fully integrated entertainment production company, iR Studios, eSports franchises Team Rogue (League of Legends) and London Royal Ravens (Call of Duty), as well as digital media, content and creator services.

Ownership of DRL’s transformative technology, media and sports ecosystem will accelerate iR’s efforts to elevate how consumers engage and transact with brands and content, making the experience more immersive, and in the case of sports and entertainment, as exciting as attending a live event.

“Infinite Reality revolutionizes fan and customer engagement across platforms, making every moment more interactive, accessible and captivating,” said John Acunto, CEO of Infinite Reality. “DRL epitomizes our belief that fans don’t just want to sit in a stadium or watch broadcast highlights on social media. The future of sports and entertainment involves new and disruptive formats that are wildly more immersive. Now, with our combined assets, iR and DRL are set to usher in a new era of sports entertainment, powered by cutting edge tech and fueled by fandom, creativity and community.”

Gen Z and Millennials have high expectations for the future of sports. According to a survey conducted by Deloitte, by 2030, 67% of fans said professional sports consumption would be more interactive and 54% said it would be more immersive than today. As one of Gen Z’s favorite sports, DRL is already leading in this arena, winning over the hearts and minds of close to 100 million young, global and elusive fans through high-tech competition, on-demand content and interactive viewing experiences that make fans feel like they are flying inside a racing drone.

“We created the Drone Racing League to bring the sport from the future to millions of fans who weren’t as excited about traditional sports from the past. The DRL team advanced the technology, media capture and race competition to deliver a sport of constant innovation, cultural relevance and thrilling action. Today, we are incredibly excited to join Infinite Reality, a company that has the vision and resources to take drone racing and our core technology to infinite heights,” said Nicholas Horbaczewski, CEO & Founder of the Drone Racing League.

DRL has previously received investments from notable sports, media and technology entities, including RSE Ventures, Liberty Media (owner of Formula One & MotoGP), Exor (owner of Ferrari), ISOS Capital, WWE, T-Mobile Ventures, CAA Ventures, Lux Capital, Lerer Hippeau, Courtside Ventures, Sky and Hearst Ventures.

Stephen Ross, RSE Ventures Co-Founder & Chairman said, “Nick epitomizes all that is so great about the entrepreneurial fire that burns so bright in the United States. He saw something others missed or just didn’t believe, and he was determined to fight for his dream until the world realized he was right all along. To build a sport from nothing is near impossible and I’m so proud to have witnessed the entire journey from day one. We can’t wait to see where DRL and the Infinite Reality team take this still young sport that has earned its wings.”

Matt Higgins, RSE Ventures Co-Founder & CEO said, “I still remember the day Nick walked into RSE’s office in 2015 armed with nothing more than a deck and a vision for a new immersive technology driven sport. ‘What person on earth doesn’t dream of flying?’ That was Nick’s simple premise, and in the years since, he has made that childhood dream a reality for hundreds of millions of people worldwide. To get there, he had to invent and patent technology that would overcome such novel technological hurdles. How do you make a drone fly 100 MPH through a stadium and transmit signals through cinder block walls with near zero latency before the pilot even realizes they’ve crashed? What once seemed so improbable a decade ago is now inevitable thanks to Nick, Rachel and the incredible team at DRL. I’m so excited to see how the big creative minds at Infinite Reality extend drone racing into a truly immersive experience that will captivate an entire new legion of fans.”

Eric Hippeau, CEO of Lerer Hippeau commented, “The Drone Racing League has grown as fast as their drones fly, rivaling major tech and entertainment brands that have decades of experience on them. DRL will position Infinite Reality as a global leader in the tech and media space.”

DRL and iR will integrate their world-class teams, who share decades of senior leadership positions at top brands including Amazon, the NBA, Discovery Inc and Peloton. As part of the transaction, DRL CEO & Founder Nicholas Horbaczewski will be promoted to iR Global President and DRL President Rachel Jacobson to iR President, Global Business Ventures and Partnerships.

“When we acquire companies at Infinite Reality we like to get to know the founders to make sure they fit our culture and share our passion, mindset and vision of the future, and there are no better examples of this than Nicholas and Rachel whose leadership and impressive experience bring tremendous value to iR,” said Amish Shah, Co-Founder & Chief Business Officer of Infinite Reality.

“When I joined the Drone Racing League four years ago, we set out to blitzscale the growth of the league across our fans and media, and I am so proud of the DRL team and this milestone. Together with Infinite Reality, we are well-positioned to accelerate the future of technology-driven media and entertainment. We will blur the line between the digital and the real like never before and ignite massive fandom with younger generations who demand the most immersive experiences,” said DRL President Rachel Jacobson.

Since its launch in 2016, DRL has put drones at the center of culture, reimagining sports through groundbreaking technology, electrifying fans with high-speed drone races, dominating social media with viral drone videos, unveiling award-winning STEM programs and elevating the world’s best pilots as the most competitive drone racers and sought-after Hollywood drone cinematographers. DRL has reached over one billion annual digital video views and has a global broadcast footprint of 320 million households through top sports networks and streaming distribution agreements. In the past two years, DRL doubled their social media audience to over 15 million followers, including 5.4 million on TikTok, more than other major sports leagues. Together, iR and DRL will unveil professional drone racing stadiums, a Formula One inspired global circuit of Championship DRL events and AI-powered sports and entertainment experiences, all of which will provide expanded value for blue chip partners such as the U.S. Air Force, Vodafone, WarnerMedia and Universal Music Group, among others.

Now, with the addition of DRL, and following its proposed go-public transaction with Newbury Street Acquisition Corporation (NASDAQ: NBST), iR is better positioned to continue to expand its reach and trailblaze the multi-billion-dollar immersive technology, digital media and entertainment industries.

The transaction is subject to regulatory approvals and certain closing conditions and is expected to close in the second quarter of 2024.

About Infinite Reality

Infinite Reality (“iR”) is an innovative technology and entertainment company specializing in the development of cutting-edge, AI-powered immersive experiences. iR’s immersive experiences enable brands and creators to fully control the ways in which they distribute content, engage audiences, and commercialize their creations while also giving them ownership over their data. With its deep expertise in Hollywood production, iR develops immersive experiences that maximize the value between brands, content, and audiences and redefine the possibilities in connected digital environments.

About Drone Racing League

Drone Racing League (DRL) is the world’s premier professional drone racing property. The best drone pilots in the world fly in DRL and millions of fans watch them race on top sports networks and platforms. Combining groundbreaking technology and immersive drone racing, DRL is creating a new era of sports that brings high-speed competition in real life and virtual simulation. Founded by Nicholas Horbaczewski in 2015, DRL is privately held and headquartered in NYC. For more information, visit www.drl.io.

Media & Investor Contacts:

Melanie Wallner, DRL

Melanie@drl.io

Brett Milotte, ICR

Brett.Milotte@icrinc.com

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